Sun Life Financial declares quarterly
common dividend of 22 cents per share

Toronto — October 28, 2004 — The Board of Directors of Sun Life Financial Inc. (NYSE, TSX: SLF) today announced a quarterly shareholder dividend of 22 cents per common share, payable December 31, 2004 to shareholders of record at close of business on November 24, 2004. This is the same amount as paid in the previous quarter.

Sun Life Financial has increased its quarterly common dividend by 29 percent since the beginning of 2004.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2004, the Sun Life Financial group of companies had total assets under management of CDN$355.4 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

Media Relations Contact:	Investor Relations Contact:
Nicholas Thomas	Tom Reid
Director, Media and Public Relations	Vice-President, Investor Relations
Tel: 416-979-6070	Tel: 416-204-8163
nicholas.thomas@sunlife.com	investor.relations@sunlife.com